Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

August 6, 2018

VIA EDGAR AND HAND DELIVERY

Mary Beth Breslin, Branch Chief

Ada D. Sarmento, Senior Counsel

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Collier Creek Holdings

Draft Registration Statement on Form S-1

Submitted June 5, 2018

CIK No. 0001739566

Dear Ms. Breslin:

On behalf of our client, Collier Creek Holdings (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 3, 2018, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on June 5, 2018 (the “Draft Registration Statement”).

The Company has filed via EDGAR an Amendment No. 1 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Amendment marked to show changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment.

August 6, 2018

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your disclosure throughout the prospectus regarding providing an “attractive risk-adjusted return” for your shareholders. Please clarify what you mean by this term and balance it with disclosure that indicates the returns may be negative or positive.

Response: The Company notes that the disclosure throughout the prospectus is that the Company’s goal is to seek to achieve an “attractive risk-adjusted return.” The Company believes that this term is commonly used by similarly-situated companies to describe the type of shareholder return that the Company believes its initial business combination strategy and intended operating model can provide relative to the level of risk inherent in a particular target and industry. The Company has revised the disclosure on pages 3 and 74 to specify the risk that the Company may not achieve an attractive risk-adjusted return to its shareholders from any business combination, and has added a risk factor on page 28 to elaborating on that cautionary disclosure.

2.	Please revise to balance the disclosure of Pinnacle Foods’ Adjusted EBITDA with the net income or loss over the same period. Also, as Messrs Deromedi and Giordano served until 2015, please revise these figures to reflect the period during which they were directors rather than through 2017.

Response: The Company has revised the disclosure on pages 3 and 73 to provide Pinnacle Foods’ net income (loss) over the same period. The Company has included Adjusted EBITDA and net income (loss) figures through 2017 because, although Mr. Giordano left the board in September 2015, Mr. Deromedi continues to serve as Pinnacle Foods’ Independent Chairman and Lead Director. The Company has accordingly revised the disclosure on pages 3 and 73 to clarify that the period presented for Pinnacle Foods’ Adjusted EBITDA and net income (loss) corresponds to the period during which both Messrs. Deromedi and Giordano served together on the board of directors and the next two complete fiscal years during which Mr. Deromedi continued as Independent Chairman and Lead Director.

3.	Please ensure that the information about your management’s track record is balanced, with equally prominent discussion of any management experience with similar transactions initiated but abandoned, unsuccessful transactions, or transactions or entities that generated losses for investors. In this regard, we note the reference to Constellation Healthcare Technologies on page 34.

Response: The Company has revised Mr. Chu’s biographical information on pages 2, 73 and 97 to remove the references to “successful” and “highly-successful” in the description of his 25-year tenure at Blackstone so that the Company does not provide any overall characterization of his track record, or the track records of the other members of the management team. As revised in the Amendment, the Company believes that the information about its management’s track record is balanced and complete. Specifically, there are two transactions that are described on pages 3 and 74, relating to the founders’ prior work together: Pinnacle Foods and AVINTIV.

August 6, 2018

Pinnacle Foods and AVINTIV are discussed here as they are the only two companies in the Company’s target industry—consumer goods—in which two of the Company’s founders participated in the sourcing, execution and subsequent monitoring of an investment. The Company therefore believes that they are the most relevant to an assessment of the management team’s ability to work together to identify, consummate and help grow a business in the consumer goods industry. The Company respectfully submits that the risk factor included on page 28 as described in the response to comment number 1, above, serves to further balance the track record information contained in the prospectus. The inclusion in the Risk Factors of a reference to the Constellation Healthcare Technologies transaction, which was not in the consumer goods industry, was intended specifically to highlight the risk that due diligence cannot provide perfect assurance that all material issues will be surfaced and an investment may need to be written down in the future.

4.	Please explain what you mean by “opportunities to capitalize on secular changes in consumer behavior” on pages 3 and 73.

Response: The Company has revised the disclosure on pages 3 and 74 in response to the Staff’s comment to explain that it is referring to shifting consumer demographics, changing consumer shopping behaviors and evolving customer preferences, and has added cross-references to the Company’s disclosure on pages 76 and 77 under the headings “Proposed Business — Target Industry Overview” and “— Operating Model” wherein secular changes in the consumer goods industry and related sectors are described in detail.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419, page 88

5.	Please revise to include disclosure related to the possibility that you may require shareholders to tender their stock certificates in connection with a tender offer or redemption, rather than simply voting against the business combination.

Response: The Company has revised the disclosure on page 92 in response to the Staff’s comment by disclosing information pertaining to the tender of share certificates in connection with a tender offer or redemption.

6.	Please revise to include disclosure related to the limitations on redemption rights of stockholders holding more than 15% of the shares sold in the offering.

Response: The Company has revised the disclosure on page 93 in response to the Staff’s comment by disclosing information pertaining to limitations on redemption rights of shareholders holding more than 15% of the shares included in the units sold in the offering.

August 6, 2018

Management, page 94

7.	We note your disclosure on page 92 that you currently have four executive officers. Please indicate who those executive officers are in this section. Also, refer to your disclosure on page 102 which states that all officers, directors and director nominees as a group consists of three individuals.

Response: The Company has revised the disclosure on page 94 to correct the number of executive officers at three and to indicate their names. The Company has also revised the disclosure on page 106 to indicate that all of the Company’s officers, directors and director nominees as a group consists of five individuals.

Principal Shareholders, page 102

8.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Collier Creek Partners LLC.

Response: The Company has revised the disclosure on page 106 to identify the natural persons who have voting and investment control of the shares held by Collier Creek Partners LLC.

General

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

10.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its first use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual or photographic information in the printed prospectus. If, following the date of this letter, the Company determines to include graphic, visual or photographic information in the printed prospectus, it will provide proofs of such information to the Staff with sufficient time for the Staff to review such information prior to its first use.

August 6, 2018

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Amendment.

Sincerely,

/s/ Joel L. Rubinstein